Exhibit (e)(17)

BY CLICKING ACCEPT OR ELECTRONICALLY ACCEPTING THIS RESTRICTED SHARE UNIT AWARD AGREEMENT, YOU ACKNOWLEDGE AND AGREE THAT YOU HAVE READ, FULLY UNDERSTOOD AND AGREE TO THE TERMS AND CONDITIONS OF THIS RESTRICTED SHARE UNIT AWARD AGREEMENT (INCLUDING ANY COUNTRY-SPECIFIC APPENDIXES THERETO), THE APPLICABLE RSU PLAN AND ANY OTHER GRANT MATERIALS PROVIDED TO YOU WITH RESPECT TO YOUR RESTRICTED SHARE UNITS.

Dated 17 May 2016

Agreement between

AVG Technologies N.V.

and

Mr. Gary Kovacs

AGREEMENT FOR RESTRICTED SHARE UNITS

(PERFORMANCE VESTING)

AVG TECHNOLOGIES N.V.

RESTRICTED SHARE UNIT AWARD AGREEMENT

(PERFORMANCE VESTING)

THIS RESTRICTED SHARE UNIT AWARD AGREEMENT (PERFORMANCE VESTING) (this “Agreement”) is entered into by and between:

1.	AVG TECHNOLOGIES N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) at Amsterdam, The Netherlands, its registered office at Gatwickstraat 9-39, 1043 GL Amsterdam, The Netherlands, and registered with the commercial register of the Chamber of Commerce (Kamer van Koophandel) for Amsterdam under number 52197204 (the “Company”); and

2.	GARY KOVACS, born in [XXX], on [XXX], residing at [XXX] with a Canadian Passport with number [XXX] (the “Participant”).

The Company and the Participant hereinafter jointly and individually referred to as “Parties” respectively “Party”.

WHEREAS

A.	As at May 7, 2013, the Supervisory Board of the Company has approved and adopted the RSU Appendix to the Amended and Restated 2013 Option Plan with respect to the grant of restricted share units for shares in the capital of the Company, this RSU Appendix to the Amended and Restated 2013 Option Plan, as amended and restated from time to time hereinafter referred to as the “RSU Plan”, attached hereto as Annex 1, forming an integral part of this Agreement. Unless otherwise defined herein, capitalized terms used herein shall have the meaning ascribed to them in the RSU Plan.

B.	Pursuant to the RSU Plan and any applicable country-specific appendix attached hereto, forming an integral part of this Agreement, the Participant may be granted an Award of Restricted Share Units, which represents an unfunded and unsecured right to receive Shares, with one unit equal to one Share, subject to the terms and conditions of the RSU Plan and this Agreement.

C.	The Company and the Participant wish to confirm and put down in writing the terms and conditions of the Award to the Participant.

D.	The performance criteria set forth in Article 2.2 shall apply to the Award granted under this Agreement.

NOW THEREFORE the Parties declare and agree as follows:

1	Grant of Restricted Share Units

1.1	The Company hereby grants to the Participant, and the Participant hereby accepts, an Award of 400,000 Restricted Share Units (the “Target RSU Award”), subject to the terms, definitions and provisions of this Agreement, the RSU Plan and any applicable country-specific appendix attached hereto. The actual number of RSUs that will vest will depend on the extent to which the performance criteria are attained and the time-based vesting requirements are satisfied.

2	Vesting of Restricted Share Units

2.1	Subject to the Participant’s continued service to the Company or one of its Subsidiaries, as applicable, through the applicable vesting date, the Eligible First Installment RSUs (as defined in Article 2.2 below) will vest on the first anniversary of the Start Date and the Eligible Second Installment RSUs (as defined in Article 2.2 below) will vest on the second anniversary of the Start Date and the Eligible Third Installment RSUs (as defined in Article 2.2 below) will vest on the third anniversary of the Start Date (each, a “Vesting Date”). The vesting period for the Eligible RSUs starts on 1 April 2016 (the “Start Date”).

2.2	The number of Restricted Share Units that shall be eligible to vest in accordance with Article 2.1 shall be determined based on the achievement of the performance criteria set forth in this Article 2.2.

“Eligible Installment RSUs” means a number of Restricted Share Units that shall be eligible to vest on each of the Vesting Dates calculated based on the following formula: 100,000 RSUs x Performance Attainment Factor for the First Performance Period. 150,000 RSUs x Performance Attainment Factor for the Second Performance Period. 150,000 RSUs x Performance Attainment Factor for the Third Performance Period. “Eligible First Installment RSUs” means the number of Eligible Installment RSUs that is calculated with respect to the First Performance Period and “Eligible Second Installment RSUs” means the number of Eligible Installment RSUs that is calculated with respect to the Second Performance Period and “Eligible Third Installment RSUs” means the number of Eligible Installment RSUs that is calculated with respect to the Third Performance Period.

“First Performance Period” means the period commencing January 1 of the calendar year containing the Start Date through December 31 of the calendar year containing the Start Date.

“Second Performance Period” means the period commencing January 1 of the calendar year immediately following the First Performance Period through December 31 of the same calendar year.

“Third Performance Period” means the period commencing January 1 of the calendar year immediately following the Second Performance Period through December 31 of the same calendar year.

“Performance Attainment Factor” means the factor set forth below that is determined based on the extent to which the Software Revenue Target for the First Performance Period was attained. The Software Revenue Target for the First Performance Period shall be communicated separately to the Participant.

Software Revenue Target Performance Attainment	Performance Attainment Factor
Less than 80%	0

Equal to or greater than 80% but less than 90%	Actual Software Revenue Target Performance Attainment %, multiplied by a factor of 0.6

Equal to or greater than 90% and less than 110%	Actual Software Revenue Target Performance Attainment %

Equal or greater than 110%	150%

“Software Revenue” for purposes of each of the Software Revenue Targets means revenue recognized by the Company for the corresponding Performance Period from subscriptions for software and software-related services, principally including subscriptions for term-based and perpetual software licenses and hosted software solutions, as reported in the financial statements included in the Company’s Annual Report on Form 20-F for the fiscal years coinciding with the applicable Performance Periods. For the Second and Third Performance Period different criteria and targets may apply. These will be determined by the Supervisory Board in the first quarter of the respective Performance Period.

2.3	Except as provided below, upon the occurrence of a Termination of Employment Event with respect to the Participant at any time prior to vesting, any unvested Restricted Share Units will be forfeited and the Participant will have no right to the unvested Restricted Share Units or the Shares underlying the unvested Restricted Share Units. Notwithstanding the foregoing, if the Participant’s employment is terminated at the Company’s initiative (including through re-organization but excluding Termination for cause) at any time prior to a Vesting Date, the Participant shall vest with respect to a number of Restricted Share Units equal to the Eligible Installment RSUs corresponding to the applicable Vesting Date, multiplied by a fraction the numerator of which is the number of full months of the Participant’s service from the Start Date (or previous Vesting Date, to the extent that the termination occurs after the first Vesting Date) through the date of termination and the denominator of which is 12 months. Any subsequent unvested Eligible Installment RSUs will be forfeited and the Participant will have no right to the unvested Restricted Share Units or the Shares underlying the unvested Restricted Share Units.

2.4	The Participant will have no voting or other shareholder rights with respect to the Shares underlying the Restricted Share Units until the Restricted Share Units vest and Shares are issued to the Participant.

3	Binding Agreement

The terms of this Agreement shall be binding upon the executors, administrators, heirs, successors and assignees of the Participant.

4	Payment and Delivery

4.1	Subject to the provisions of the RSU Plan and the country-specific appendix attached hereto delivery of Shares issuable upon vesting of the Restricted Share Units shall be effected by an instrument intended for such purpose or in such other manner as is agreed by the Supervisory Board as set forth in the RSU Plan, as soon as practicable and in any event within 30 days after the applicable Vesting Date.

4.2

Upon the occurrence of a Liquidity Event, the Restricted Share Units may vest and/or terminate as determined by the Supervisory Board in its sole discretion as set forth in Article 9 of the RSU Plan. Notwithstanding the foregoing, if a Liquidity Event occurs at least six months after the Start Date, 50% of any unvested Restricted Share Units (under this Restricted Share Units Agreement) will vest immediately upon the effective date of the Liquidity Event, provided Participant is employed by the Company or a Subsidiary on such date. If Participant is employed by the Company or a Subsidiary twelve months following a Liquidity Event, all remained unvested Restricted Share Units (under this Restricted Share Units Agreement) will vest immediately on such twelve month anniversary of such Liquidity Event. Further, if, at least six months after the Start Date, the Participant incurs a Termination Without Cause or resigns for Good Reason pursuant to Section 4.5 of the Employment Agreement between the Company and Participant, as last amended July 11, 2013 (the “Employment Agreement”) in connection with or during the twelve-month period following the Liquidity Event, then all unvested Restricted Share Units (under this Restricted Share Units Agreement) will vest immediately.

If, in connection with a Liquidity Event, the Supervisory Board terminates all outstanding and unvested Restricted Share Units as set forth in Article 8 of the RSU Plan, then if any of the acceleration provisions in the prior paragraph are triggered, the Participant shall instead receive a cash payment equal to (x) the number of RSUs that would have vested if not forfeited multiplied by (y) the amount paid with respect to a Share in connection with the Liquidity Event.

5	Transferability, Lock-up Period

5.1	The Restricted Share Units may not be alienated, sold, assigned, transferred, pledged, garnished, or otherwise disposed of unless otherwise set forth in the RSU Plan.

5.2	Transferability of Shares issued under the RSU Plan may, for a period not exceeding one year from the date of closing of a listing, be made subject to such restrictions as the Supervisory Board, or the underwriters in the listing acting with the approval of the Supervisory Board, may deem appropriate.

6	Taxes, Costs

6.1	The administrative costs involved with the issuance of the Shares pursuant to this Agreement including the determination of the Fair Market Value of the underlying Shares shall be borne by the Company. In the event of a dispute over these administrative costs, the costs will be borne equally by the Participant and the Company.

6.2	All other costs, including the payment to the Company of the nominal value of the Shares issued pursuant to this Agreement and Tax-Related Items, are from the account of the Participant. Upon vesting of Restricted Share Units, the Company will collect the nominal value of the Shares from the Participant through payroll, unless the Participant and the Company agree upon a different way to satisfy the payment of the nominal value of the Shares prior to the vesting date or unless settlement through payroll would otherwise not be possible or would violate applicable law.

6.3

The Participant acknowledges that, regardless of any action taken by the Company or, if different, the Participant’s employer (the “Employer”), the ultimate liability for all Tax-Related Items, is and remains the Participant’s responsibility and may exceed the amount actually withheld by the Company or the Employer. The Participant further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Share Units, including, but not limited to, the grant, vesting or settlement of the Restricted Share Units, the subsequent sale of Shares issued pursuant to such settlement and the receipt of any dividends or Dividend Equivalents; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Restricted Share Units to reduce or eliminate the Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if the Participant relocates to another jurisdiction during the lifetime of the Participant’s Restricted Share Units, the Participant will be responsible for notifying the company of such relocation and shall be responsible for compliance with all applicable tax requirements. If the Participant is subject to Tax-Related Items in more than one jurisdiction between the Start Date and the date of any relevant taxable or tax withholding event, as applicable, the Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

6.4	Prior to the relevant taxable or tax withholding event, as applicable, the Participant agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, the Participant confirms that he has granted the Company and/or the Employer, or their respective agents, at their discretion an irrevocable power of attorney, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:

(i)	withholding from the Participant’s wages or other cash compensation due to the Participant by the Company and/or the Employer; or

(ii)	withholding from proceeds of the sale of Shares issued upon settlement of any vested Restricted Share Units either through a voluntary sale or through a mandatory sale arranged by the Company (on the Participant’s behalf pursuant to this authorization) without further consent; or

(iii)	withholding in Shares to be issued upon vesting of the Restricted Share Units.

6.5	Depending on the withholding methods used to satisfy the Tax-Related Items, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding rates or other applicable withholding rates, including maximum applicable rates, in which case the Participant will receive a refund of any over-withheld amount in cash and will have no entitlement to the Share equivalent. If the obligation for Tax-Related Items is satisfied by withholding in Shares, for tax purposes, the Participant is deemed to have been issued the full number of Shares subject to the vested Restricted Share Units, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items.

6.6	Finally, the Participant agrees to pay to the Company and/or the Employer, any amount of Tax-Related Items that the Company and/or the Employer may be required to withhold or account for as a result of the Participant’s participation in the RSU Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the Shares or the proceeds of the sale of Shares, if the Participant fails to comply with his obligations in connection with the Tax-Related Items.

7	Dividend Equivalents

As long as the Participant holds Restricted Share Units granted pursuant to this Award, the Company shall accrue for the Participant, on each date that the Company pays a cash dividend to holders of its Shares, Dividend Equivalents equal to the total number of Restricted Share Units credited to the Participant under this Award multiplied by the dollar amount of the cash dividend paid per Share by the Company on such date. Dividend Equivalents shall accrue in an account denominated in U.S. dollars and shall not accrue interest or other credits prior to being paid. The accrued Dividend

Equivalents shall be subject to the same restrictions as the Restricted Share Units to which the Dividend Equivalents relate, and the Dividend Equivalents shall be forfeited in the event that the Restricted Share Units with respect to which such Dividend Equivalents were credited are forfeited. Upon vesting of the Restricted Share Units, or any portion thereof, the Company shall pay to the Participant in cash all accrued Dividend Equivalents following deduction for all applicable Tax-Related Items in accordance with Article 6 above.

8	No Employment Condition

The Participant explicitly acknowledges that his participation in the RSU Plan does not constitute remuneration for any employment activity. The Participant confirms that the grant of the Restricted Share Units and the issuance of the Shares are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, and/or service payments, bonuses, long service awards, pension or retirement benefits or similar payments.

9	Nature of Grant

In accepting the Restricted Share Units, the Participant acknowledges, understands and agrees that:

(i)	the RSU Plan is established voluntarily by the Company, it is discretionary in nature, and may be amended, suspended or terminated by the Company at any time;

(ii)	the grant of the Restricted Share Unit is voluntary and occasional and does not create any contractual or other right to receive future Awards, or benefits in lieu of Restricted Share Units, even if Restricted Share Units have been granted in the past;

(iii)	all decisions with respect to future Restricted Share Unit Awards or other grants, if any, will be at the sole discretion of the Company;

(iv)	the grant of the Restricted Share Units and the Participant’s participation in the RSU Plan shall not create a right to employment or be interpreted as forming an employment or service contract with the Company, the Employer or any Subsidiary, and shall not interfere with the ability of the Company, the Employer or any Subsidiary, as applicable, to terminate the Participant’s employment or service relationship (if any);

(v)	the Participant is voluntarily participating in the RSU Plan;

(vi)	the Restricted Share Units and any Shares issued under the RSU Plan are not intended to replace any pension rights or compensation;

(vii)	the future value of the Shares underlying the Restricted Share Units is unknown and indeterminable;

(x)

no claim or entitlement to compensation or damages shall arise from forfeiture of the Restricted Share Unit resulting from the occurrence of a Termination of Employment Event (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Participant is employed or the terms of the Participant’s employment agreement, if any), and in consideration of the grant of the Restricted Share Units to which the

Participant is otherwise not entitled, the Participant irrevocably agrees never to institute any claim against the Company, any of its Subsidiaries or the Employer, waives his ability, if any, to bring any such claim, and releases the Company, its Subsidiaries and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the RSU Plan, the Participant shall be deemed irrevocably to have agreed not to pursue such claim and agrees to execute any and all documents necessary to request dismissal or withdrawal of such claim;

(xi)	unless otherwise provided in the RSU Plan or by the Company in its discretion, the Restricted Share Units and the benefits evidenced by this Agreement do not create any entitlement to have the Restricted Share Units or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares of the Company; and

(xii)	the Participant acknowledges and agrees that neither the Company, the Employer nor any Subsidiary shall be liable for any foreign exchange rate fluctuation between the Participant’s local currency and the United States Dollar that may affect the value of the Restricted Share Units or of any amounts due to the Participant pursuant to the vesting and settlement of the Restricted Share Unit or the subsequent sale of any Shares issued upon settlement.

10	No Advice Regarding Grant

The Company is not providing any tax, legal, securities, insider trading, financial or other advice, nor is the Company making any recommendations regarding the Participant’s participation in the RSU Plan, or the Participant’s acquisition or sale of the underlying Shares. The Participant is hereby advised to consult with his own personal tax, legal and financial advisors regarding his participation in the RSU Plan before taking any action related to the RSU Plan.

The Participant is subject to and should be aware of the Company’s insider-trading policy and related applicable laws.

11	Data Privacy

In order to be able to execute this Agreement, Participant’s personal data will be collected, used, processed and may need to be transferred, in electronic or other form, as described in this Agreement and any other Restricted Share Unit grant materials by and among, as applicable, the Company, its Subsidiaries and/or the Employer for the purpose of implementing, administering and managing the Participant’s participation in the RSU Plan. The Participant understands that the Company, its Subsidiaries and/or the Employer may hold certain personal information about the Participant, including, but not limited to, the Participant’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all Restricted Share Units or any other entitlement to shares awarded, canceled, exercised, vested, unvested or outstanding or paid in the Participant’s favor (“Data”), for the purpose of implementing, administering, managing or maintaining the RSU Plan. The Participant understands that Data may be transferred to Equatex, Morgan Stanley Smith Barney (“MSSB”) or other broker or third party service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the RSU Plan. The Participant understands that the recipients of the

Data may be located in the European Economic Area or elsewhere, and that the recipient’s country (e.g., the United States) may have different data privacy laws and protections than the Participant’s country. The Participant understands that he may request a list with the names and addresses of any potential recipients of the Data by contacting the stock plan service provider or Chief Legal Officer. The Participant understands that the Company, Equatex, MSSB or other broker or third party service provider selected by the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the RSU Plan may receive, possess, use, process, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering, managing and maintaining the Participant’s participation in the RSU Plan. The Participant understands that Data will be held as long as is necessary to implement, administer, manage and maintain the Participant’s participation in the RSU Plan. The Participant understands that he may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data, in any case without cost, by contacting in writing the stock plan service provider or Chief Legal Officer.

12	Notices

Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days’ prior written notice specified to the other Parties):

AVG Technologies N.V.

Address:	Gatwickstraat 9-39,
1043 GL Amsterdam, The Netherlands
Telephone no:	+31 20 522 6210
Fax no:	+31 20 522 6211
Attention:	The Management Board

Participant

Address:	[XXX]
Telephone no:
Email:	[XXX]

13	Release

The Participant hereby agrees that, in consideration for the grant of the Restricted Share Units, the Participant hereby releases and discharges the Company, and its present, former and future successors, assigns, representatives, agents, affiliates, officers, directors, direct or indirect shareholders or employees, and any affiliates of any of the foregoing, from any and all actions, causes of actions, claims, suits, obligations, penalties, costs, losses, interest, expenses, liabilities, damages, punitive damages, contracts, agreements, promises and demands of any kind whatsoever, whether existing or contingent, known or unknown, which may have arisen prior to the date hereof with respect to the Company or any of its affiliates, in connection with the Restricted Share Units and the underlying Shares, or in general in connection with the grant of the Restricted Share Units to the Participant.

14	Applicable Law, Disputes, Domicile

14.1	This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

14.2	All disputes relating to this Agreement shall be submitted exclusively to the competent court of law in Amsterdam, the Netherlands.

14.3	The Participant hereby elects domicile with respect to all matters arising out of or relating to this Agreement at the Participant’s most recent address as shown from time to time in the personnel or other records of the Company or its Subsidiaries.

15	Gender

Words of any gender used in this Agreement shall be held and construed to include any other gender, unless the context requires otherwise.

16	Electronic Delivery and Acceptance

The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the RSU Plan by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the RSU Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

17	Language

If the Participant has received any explanation or translation of this Agreement, or any other document related to the Restricted Share Units and/or the RSU Plan translated into a language other than English and if the explanation or meaning of the translated version is different than the English version, the English version of the Agreement will control.

18	Partial Invalidity and Compliance

If any one or more of the provisions in this Agreement or any portion thereof shall be invalid, illegal, or unenforceable in any respect, this Agreement shall be ineffective only as to such portion and only to the extent of such invalidity, illegality or unenforceability, and such invalidity, illegality or unenforceability, shall not in any way affect or impair the validity, legality and enforceability of any other provision contained herein. The Parties agree that each of them shall endeavor in good faith to replace any such invalid, illegal or unenforceable provision(s) (or such portions thereof) with valid, legal and enforceable provisions the economic effect of which is as close as possible to that of the invalid, illegal or unenforceable provision(s).

19	Appendix

Notwithstanding any provisions in this Agreement, the Restricted Share Units shall be subject to any special terms and conditions set forth in any country-specific appendix to this Agreement (“Appendix”) for the Participant’s country of residence (and country of employment, if different). Moreover, if the Participant transfers his residence and/or employment to another country included in the Appendix, the special terms and conditions for such country will apply to the Participant, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons (or the Company may establish alternative terms and conditions as may be necessary or advisable to accommodate the Participant’s transfer).

20	Interpretation

The Appendix constitutes part of this Agreement. In the event of any inconsistency between the Appendix and the Agreement, the Appendix shall control, and in all instances, the Plan terms shall govern and control the Agreement and Appendix.

21	Imposition of Other Requirements

The Company reserves the right to impose other requirements on the Participant’s participation in the RSU Plan, on the Restricted Share Units and on any Shares acquired at vesting of the Restricted Share Units, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

22	Waiver

The Participant acknowledges that a waiver by the Company of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Participant or any other Nominees.

23	Code Section 409A for U.S. Taxpayers

This Award is intended to be exempt from Code Section 409A and shall be interpreted, operated and administered in a manner consistent with such intent. This Agreement may be amended at any time, without the consent of any Party, to avoid the application of Code Section 409A in a particular circumstance or that is necessary or desirable to satisfy any of the requirements under Code Section 409A, but the Company shall not be under any obligation to make any such amendment. Nothing in the Agreement shall provide a basis for any person to take action against the Company or any Subsidiary based on matters covered by Code Section 409A, including the tax treatment of any Shares acquired under the RSU Plan, and neither the Company nor any of its Subsidiaries shall under any circumstances have any liability to any participant or his or her estate or any other party for any taxes, penalties or interest due on amounts paid or payable under this Agreement, including taxes, penalties or interest imposed under Code Section 409A.

24	Compliance with Laws; Repatriation

Notwithstanding any other provision of the RSU Plan or this Agreement, unless there is an available exemption from any registration, qualification or other legal requirement applicable to the Shares, the Company shall not be required to deliver any Shares issuable upon vesting of the Award prior to the completion of any registration or qualification of the Shares under any local, state, federal or foreign securities or exchange control law or under rulings or regulations of the U.S. Securities and Exchange Commission (“SEC”), the Dutch Autoriteit Financiële Markten (“AFM”) or of any other governmental regulatory body, or prior to obtaining any approval or other clearance from any governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. The Participant understands that the Company is under no obligation to register or qualify the Shares with the SEC, the AFM or any securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of the Shares. Further, the Participant agrees that the Company shall have unilateral authority to amend the RSU Plan and the Agreement without the Participant’s consent to the extent necessary to comply with securities or other laws applicable to issuance of Shares.

In addition, as a condition to the grant of the Restricted Share Units, the Participant agrees to repatriate all payments attributable to the Shares and/or cash acquired under the RSU Plan (including, but not limited to, dividends, dividend equivalents and any proceeds derived from the sale of the Shares acquired pursuant to the Restricted Share Units) if required by and in accordance with local foreign exchange rules and regulations in the Participant’s country of residence (and country of employment, if different). In addition, the Participant also agrees to take any and all actions, and consents to any and all actions taken by the Company and the Employer, as may be required to allow the Company and the Employer to comply with local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different).

25	Not a Public Offering

The grant of the Restricted Share Units is not intended to be a public offering of securities in the Participant’s country of residence (or country of employment, if different). The Company has not submitted any registration statement, prospectus or other filings with the local securities authorities (unless otherwise required under local law), and the grant of the Restricted Share Units is not subject to the supervision of the local securities authorities.

26	Insider Trading Restrictions/Market Abuse Laws

The Participant acknowledges that, depending on his or her country of residence (or country of employment, if different), the Participant may be subject to insider trading restrictions and/or market abuse laws, which may affect his or her ability to acquire or sell Shares or rights to Shares (e.g., Restricted Share Units) under the RSU Plan during such times as the Participant is considered to have “inside information” regarding the Company (as defined by the laws in the Participant’s country). Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. The Participant is solely responsible for ensuring his or her compliance with any applicable restrictions and is advised to consult his or her personal legal advisor on this matter.

27	Entire Agreement

This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter of this Agreement and supersedes and replaces all previous agreements, arrangements, understandings, rights, obligations and liabilities between the Parties in respect of such matters.

28	Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered by one or more of the Parties to this Agreement is an original, but all the counterparts together constitute the same document.

ANNEX 1

RSU PLAN

APPENDIX TO

AVG TECHNOLOGIES N.V.

RESTRICTED SHARE UNIT AWARD AGREEMENT (PERFORMANCE VESTING)

Certain capitalized terms used but not defined in this Appendix have the meanings set forth in the RSU Plan and/or the Agreement.

Terms and Conditions

This Appendix includes additional terms and conditions that govern the Restricted Share Units granted to the Participant under the RSU Plan if he is employed or resides in a country identified in the Appendix.

Notifications

This Appendix may also include information regarding exchange controls and certain other issues of which the Participant should be aware with respect to his participation in the RSU Plan. The information is based on the securities, exchange control, and other laws in effect in the respective countries as of May 2016. Such laws are often complex and change frequently. As a result, the Company strongly recommends that the Participant not rely on the information in this Appendix as the only source of information relating to the consequences of the Participant’s participation in the RSU Plan because the information may be out of date at the time the Restricted Share Units vest, the Shares underlying the Restricted Share Units are issued or the Participant sells Shares acquired under the RSU Plan.

In addition, the information contained herein is general in nature and may not apply to the Participant’s particular situation, and the Company is not in a position to assure the Participant of a particular result. Accordingly, the Participant is advised to seek appropriate professional advice as to how the relevant laws in his country may apply to the Participant’s situation.

Finally, if the Participant is a citizen or resident of a country other than the one in which he is currently working, or is considered a resident of another country for local law purposes, or if the Participant transfers employment and/or residency to another country after the Restricted Share Units have been granted, the notifications contained herein may not be applicable in the same manner. In addition, additional terms and conditions for such country shall apply to the extent the Company determines, in its sole discretion, that the application of such terms and conditions is necessary or advisable to comply with local law, rules and regulations or to facilitate the operation and administration of the Restricted Share Units and the RSU Plan (or the Company may establish alternative terms and conditions as may be necessary or advisable to accommodate the Participant’s transfer).

AUSTRALIA

Terms and Conditions

Nature of RSU Plan

The RSU Plan and the Agreement are a plan to which Subdivision 83A-C of the Income Tax Assessment Act 1997 (Cth) (the “Act”) applies (subject to the conditions in the Act).

Restricted Share Units Payable Only in Shares

Restricted Share Units granted to the Participant in Australia shall be paid in Shares only and do not provide any right for the Participant to receive a cash payment, notwithstanding any discretion contained in the RSU Plan to the contrary.

Breach of Law

Notwithstanding anything to the contrary in the Agreement or the RSU Plan, the Participant will not be entitled to, and shall not claim any benefit (including without limitation a legal right) under the RSU Plan if the provision of such benefit would give rise to a breach of Part 2D.2 of the Corporations Act 2001 (Cth), any other provision of that Act, or any other applicable statute, rule or regulation which limits or restricts the giving of such benefits.

Notifications

Securities Law Information

In addition to the Agreement and the RSU Plan, the Participant must review the Australian Offer Document to the RSU Plan for additional important information pertaining to the Award. By accepting the Award, the Participant acknowledges and confirms that the Participant has reviewed these documents.

Data Privacy

In addition to clause 11 the following applies:

By signing this Agreement, the Participant hereby explicitly and unambiguously consents to the collection, use, processing and transfer, in electronic or other form, of the Participant’s personal data as described in this Agreement and more specifically in clause 11, and any other Restricted Share Unit grant materials by and among, as applicable, the Company, its Subsidiaries and/or the Employer for the purpose of implementing, administering and managing the Participant’s participation in the RSU Plan. If the Participant does not consent, or if the Participant later seeks to revoke his consent, which he may do so at any time, his employment status or service and career with the Company and/or Employer will not be adversely affected; however, refusing or withdrawing the Participant’s consent may result in the Company not being able to grant the Participants RSUs or other equity awards or administer or maintain such awards. Therefore, the Participant understands that refusing or withdrawing his consent may affect the Participant’s ability to participate in the RSU Plan. For more information on the consequences of the Participant’s refusal to consent or withdrawal of consent, the Participant understands that he may contact the stock plan service provider or Chief Legal Officer.

CANADA

Restricted Share Units Payable Only in Shares

Restricted Share Units granted to the Participant in Canada shall be paid in Shares only and do not provide any right for the Participant to receive a cash payment, notwithstanding any discretion contained in the RSU Plan to the contrary.

Vesting of Restricted Share Units

The following provision supplements Article 2.3 of the Agreement:

For purposes of the Restricted Share Units, in the event of an occurrence of a Termination of Employment Event, the Participant’s right to receive the Restricted Share Units and vest under the RSU Plan, if any, will terminate at the earlier of: (a) the date of the occurrence of the Termination of Employment Event; (b) the date the Participant receives notice of the Termination of Employment Event, regardless of any notice period or period of pay in lieu of such notice required under any employment law in the country where the Participant resides (including, but not limited to, statutory law, regulatory law and/or common law) even if such law is otherwise applicable to the Participant’s employment benefits from the Employer; or (c) the date of which the Participant is no longer actively employed by or actively providing services to the Company or the Employer. The Company and the Employer shall have exclusive discretion to determine the date of the occurrence of the Termination of Employment Event.

The following terms and conditions apply to Participants resident in Quebec:

Language

The parties acknowledge that it is their express wish that the Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir expressement souhaité que la convention [“Agreement”], ainsi que tous les documents, avis et procédures judiciaries, éxecutés, donnés ou intentés en vertu de, ou lié, directement ou indirectement à la présente convention, soient rédigés en langue anglaise.

Data Privacy

In addition to clause 11 the following applies:

By signing this Agreement, the Participant hereby explicitly and unambiguously consents to the collection, use, processing and transfer, in electronic or other form, of the Participant’s personal data as described in this Agreement and more specifically in clause 11, and any other Restricted Share Unit grant materials by and among, as applicable, the Company, its Subsidiaries and/or the Employer for the purpose of implementing, administering and managing the Participant’s participation in the RSU Plan. If the Participant does not consent, or if the Participant later seeks to revoke his consent, which he may do so at any time, his employment status or service and career with the Company and/or Employer will not be adversely affected; however, refusing or withdrawing the Participant’s consent may result in the Company not being able to grant the Participants RSUs or other equity awards or administer or maintain such awards. Therefore, the Participant understands that refusing or withdrawing his consent may affect the Participant’s ability to participate in the RSU Plan. For more information on the consequences of the Participant’s refusal to consent or withdrawal of consent, the Participant understands that he may contact the stock plan service provider or Chief Legal Officer.

The Participant hereby authorizes the Company and the Company’s representatives to discuss with and obtain all relevant information from all personnel, professional or not, involved in the administration and operation of the RSU Plan. Participant further authorizes the Company and any Subsidiary or affiliate and administrators to disclose and discuss the RSU Plan with their advisors and to record all relevant information and keep such information in Participant’s employee file.

Notifications

Securities Law Information

The Participant is permitted to sell Shares acquired under the RSU Plan through the designated broker appointed under the RSU Plan, if any, provided the resale of Shares acquired under the RSU Plan takes place outside Canada through the facilities of a stock exchange on which the Shares are listed. The Shares are currently listed on the New York Stock Exchange.

Foreign Asset/Account Reporting Information

The Participant is required to report any foreign property (including Shares acquired under the RSU Plan) on Form T1135 (Foreign Income Verification Statement) if the total cost of the Participant’s foreign property exceeds CAD100,000 at any time in the year. Unvested RSUs also must be reported (generally at nil cost) on Form 1135 if the CAD100,000 threshold is exceeded due to other foreign property held. The Form T1135 must be filed at the same time the individual’s files his annuan tax return. The Participant should consult a personal legal advisor to ensure compliance with applicable reporting obligations.

CZECH REPUBLIC

Terms and Conditions

Authorization for Collection of Nominal Value of Shares through Payroll

Participant hereby authorizes the Company to collect the nominal value of the Shares from the Participant through payroll, unless the Participant and the Company agree upon a different way to satisfy the payment of the nominal value of the Shares prior to the vesting date. Upon request of the Company or the Employer, Participant agrees to execute an RSU Plan participation consent form or any other agreements or consents that may be required by the Employer or the Company in connection with this authorization, either now or in the future.

Notifications

Exchange Control Information

The Participant may be requested by the Czech National Bank (the “CNB”) to fulfill certain reporting requirements in relation to the Restricted Share Units and the Shares acquired under the RSU Plan. The Participant may need to report the following even in the absence of a request from the CNB: foreign direct investments with a value of CZK 2,500,000 or more in the aggregate or other foreign financial assets with a value of CZK 200,000,000 or more. The Participant should consult a personal legal advisor to ensure compliance with applicable reporting obligations.

CYPRUS

There are no country-specific terms and conditions or notifications.

FINLAND

There are no country-specific terms and conditions or notifications.

FRANCE

Terms and Conditions

Authorization for Collection of Nominal Value of Shares through Payroll

Participant hereby authorizes the Company to collect the nominal value of the Shares from the Participant through payroll, unless the Participant and the Company agree upon a different way to satisfy the payment of the nominal value of the Shares prior to the vesting date. Upon request of the Company or the Employer, Participant agrees to execute an RSU Plan participation consent form or any other agreements or consents that may be required by the Employer or the Company in connection with this authorization, either now or in the future.

Language

The parties acknowledge that it is their express wish that the Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir expressement souhaité que la convention [“Agreement”], ainsi que tous les documents, avis et procédures judiciaries, éxecutés, donnés ou intentés en vertu de, ou lié, directement ou indirectement à la présente convention, soient rédigés en langue anglaise.

Notifications

Foreign Asset/Account Reporting Information

The Participant acknowledges and understands that the Participant may hold Shares acquired under the RSU Plan outside of France, provided that the Participant declares all foreign accounts, whether open, current, or closed, in the Participant’s income tax return.

Nature of Award

The Restricted Share Units are not granted under the French specific regime provided by Articles L225-197-1 and seq. of the French commercial code.

GERMANY

Notifications

Exchange Control Information

Cross-border payments in excess of EUR12,500 must be reported electronically to the German Federal Bank (Bundesbank). The Participant is responsible for completing the form of the report (“Allgemeine Meldeportal Statistik”), which can be accessed via the Bundesbank’s website (www.bundesbank.de) and is available in both German and English.

ISRAEL

Terms and Conditions

Restricted Share Units Payable Only in Shares

Restricted Share Units granted to the Participant in Israel shall be paid in Shares only and do not provide any right for the Participant to receive a cash payment, notwithstanding any discretion contained in the RSU Plan to the contrary.

Trust Arrangement

The Participant understands and agrees that the Award is offered subject to and in accordance with the terms of the Israel Appendix to the RSU Plan (the “Israel Appendix”), and the trust agreement between the trustee appointed by the Company and the Agreement. In the event of any inconsistencies between the Israel Appendix, the Agreement and/or the RSU Plan, the Israel Appendix will govern the Award to the Participant in Israel.

Dividend Equivalents

For the sake of clarity, the Dividend Equivalents shall be subject to the vesting conditions on the Restricted Share Units, but they will not be subject to the tax treatment or any restrictions on the Restricted Share Units or Shares under the Israel Appendix.

Data Privacy

In addition to clause 11 the following applies:

By signing this Agreement, the Participant hereby explicitly and unambiguously consents to the collection, use, processing and transfer, in electronic or other form, of the Participant’s personal data as described in this Agreement and more specifically in clause 11, and any other Restricted Share Unit grant materials by and among, as applicable, the Company, its Subsidiaries and/or the Employer for the purpose of implementing, administering and managing the Participant’s participation in the RSU Plan. If the Participant does not consent, or if the Participant later seeks to revoke his consent, which he may do so at any time, his employment status or service and career with the Company and/or Employer will not be adversely affected; however, refusing or withdrawing the Participant’s consent may result in the Company not being able to grant the Participants RSUs or other equity awards or administer or maintain such awards. Therefore, the Participant understands that refusing or withdrawing his consent may affect the Participant’s ability to participate in the RSU Plan. For more information on the consequences of the Participant’s refusal to consent or withdrawal of consent, the Participant understands that he may contact the stock plan service provider or Chief Legal Officer.

THE NETHERLANDS

Notifications

Insider Trading Information

The Participant should be aware of the Dutch insider-trading rules, which may impact the sale of Shares acquired at vesting and settlement of the Restricted Share Units. In particular, the Participant may be prohibited from effectuating certain transactions if the Participant has inside information about the Company.

Under Article 5:56 of the Dutch Financial Supervision Act, anyone who has “inside information” related to an issuing company is prohibited from effectuating a transaction in securities in or from the Netherlands. “Inside information” is defined as knowledge of specific information directly or indirectly relating to the issuing company or concerning the trade in securities issued by such company, which has not been made public and of which a public disclosure could have a significant effect on the share price or its financial derivatives. The insider could be any employee of the Company or a Subsidiary in the Netherlands who has inside information as described herein.

If the Participant is uncertain whether the insider-trading rules apply to him, the Participant should consult the Company’s insider-trading policy and his personal legal advisor.

NORWAY

There are no country specific provisions.

SERBIA

Terms and Conditions

Securities Law Information

The grant of the Award is not subject to the regulations concerning public offers and private placements under the Law on Capital Markets.

SWITZERLAND

Notifications

Securities Law Information

The grant of Restricted Share Units and the issuance of any Shares is intended to be a private offering in Switzerland. Neither this document nor any other materials relating to the Restricted Share Units constitute a prospectus as such term is understood pursuant to article 652a of the Swiss Code of Obligations, and neither this document nor any other materials relating to the Restricted Share Units may be publicly distributed nor otherwise made publicly available in Switzerland. Finally, neither this document nor any other offering or marketing material relating to the Restricted Share Units have been or will be filed with, approved or supervised by any Swiss regulatory authority (in particular, the Swiss Financial Market Supervisory Authority (FINMA)).

UNITED KINGDOM

Terms and Conditions

Restricted Share Units Payable Only in Shares

Restricted Share Units granted to the Participant in the United Kingdom shall be paid in Shares only and do not provide any right for the Participant to receive a cash payment, notwithstanding any discretion contained in the Plan to the contrary.

Tax Requirements

The following provision supplements Article 6 of the Agreement:

If payment or withholding of the income tax due in connection with the Restricted Share Units is not made within ninety (90) days after the end of the U.K. tax year (April 6 - April 5) in which the event giving rise to such income tax liability occurs or such other period specified in Section 222(1)(c) of the U.K. Income Tax (Earnings and Pensions) Act 2003 (the “Due Date”), the amount of any uncollected income tax shall constitute a loan owed by the Participant to the Employer, effective on the Due Date. The Participant agrees that the loan will bear interest at the official rate of Her Majesty’s Revenue and Customs (“HMRC”) and will be immediately due and repayable by the Participant, and the Company and/or the Employer may recover it at any time thereafter by any of the means referred to in Article 6 of the Agreement.

Notwithstanding the foregoing, if the Participant is an officer or executive director of the Company (within the meaning of Section 13(k) of the U.S. Securities and Exchange Act of 1934, as amended), the Participant shall not be eligible for a loan to cover the income tax due as described above. Instead, the amount of any uncollected income tax may constitute a benefit to the Participant on which additional income tax and National Insurance contributions may be payable. The Participant acknowledges that the Participant will be responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for paying the Company or the Employer (as applicable) for the value of any employee National Insurance contributions due on this additional benefit. The Participant further acknowledges that the Company or the Employer may recover such amounts from the Participant by any of the means referred to in Article 6 of the Agreement.

UNITED STATES OF AMERICA

Terms and Conditions

Tax Requirements

The Shares underlying the vested Restricted Share Units will be delivered no later than 2 1⁄2 months after the last day of the year in which the Restricted Share Units vest. Further, upon a separation of service (as defined in Section 409A), for Restricted Share Units that constitute non-qualified deferred compensation subject to Code Section 409A, the payout must be deferred for six months post-separation of service for certain key employees.

Notifications

Foreign Asset/Account Reporting Information

Under the Foreign Account Tax Compliance Act (“FATCA”), United States persons who hold Shares or rights to acquire Shares (i.e., Restricted Share Units) may be required to report certain information related to their holdings in Shares to the extent the aggregate value of the Shares exceeds certain thresholds (depending on the Participant’s filing status) with the Participant’s annual tax return. The Participant is advised to consult with his or her personal tax or legal advisor regarding any FATCA reporting requirements with respect to the Restricted Share Units or any Shares acquired under the RSU Plan.

In addition, U.S. citizens who have signature or other authority over, or a financial interest in, bank, securities or other financial accounts outside of the United States (including a non-U.S. brokerage account holding the Shares or proceeds from the sale of Shares) must file a Foreign Bank and Financial Accounts Report (“FBAR”) with the United States Internal Revenue Service each calendar year in which the aggregate value of the accounts exceeds USD10,000 at any time during the calendar year. The FBAR must be on file by June 30 of each calendar year on form 8938 for accounts held in the previous year which exceed the aggregate value and may need to be filed earlier with the Participant’s tax return. Importantly, individuals who are not U.S. citizens but have become U.S. tax residents also must annually file an FBAR to report their specified financial assets outside of the U.S.

Insider Trading Information

If the Participant is aware of important inside information he must not sell Shares of the Company, whether acquired upon vesting and settlement of the Restricted Share Units or otherwise, before dissemination of the information to the public. Basically, “inside information” is information that is both very important (material) and non-public (not disclosed through press releases, newspaper articles or otherwise to the public which buys and sells securities). Whether information is material will depend on the specific circumstances. A general test is whether dissemination of the information to the public would be likely to affect the market price of the Shares or would be likely to be considered important by people who are considering whether to buy or sell the Shares. Certainly if the information makes the Participant want to buy or sell, it would probably have the same effect on others. Material information may include projections, estimates or proposals.

If the Participant is contemplating selling his Shares and thinks he might have “inside information,” he must discuss the possible sale with the Company’s General Counsel. If, after this discussion, it is determined that the information is in fact inside information, the Participant must wait to sell his Shares until after the information has been made public.

If the Participant is uncertain whether the insider-trading rules apply to him, the Participant should consult the Company’s insider-trading policy and his personal legal advisor.

Data Privacy

In addition to clause 11 the following applies:

By signing this Agreement, the Participant hereby explicitly and unambiguously consents to the collection, use, processing and transfer, in electronic or other form, of the Participant’s personal data as described in this Agreement and more specifically in clause 11, and any other Restricted Share Unit grant materials by and among, as applicable, the Company, its Subsidiaries and/or the Employer for the purpose of implementing, administering and managing the Participant’s participation in the RSU Plan. If the Participant does not consent, or if the Participant later seeks to revoke his consent, which he may do so at any time, his employment status or service and career with the Company and/or Employer will not be adversely affected; however, refusing or withdrawing the Participant’s consent may result in the Company not being able to grant the Participants RSUs or other equity awards or administer or maintain such awards. Therefore, the Participant understands that refusing or withdrawing his consent may affect the Participant’s ability to participate in the RSU Plan. For more information on the consequences of the Participant’s refusal to consent or withdrawal of consent, the Participant understands that he may contact the stock plan service provider or Chief Legal Officer.